August 31, 2023

Via EDGAR

Michael Coco

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549-3628

Re:	Government of Jamaica

Registration Statement under Schedule B filed May 1, 2023, as amended by Amendment No. 1 to Registration Statement under Schedule B filed on August 14, 2023

File No. 333-271541

Form 18-K for Fiscal Year Ended March 31, 2023 filed on July 12, 2023

File No. 001-04165

Dear Mr. Coco:

Thank you for your letter containing the comment of the staff (the “Staff”) of the Securities and Exchange Commission on the Registration Statement on Schedule B filed by the Government of Jamaica (the “Government”) on May 1, 2023, (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed on August 14, 2023 (the “Amended Registration Statement”). The Government’s response to the Staff’s comment is as follows:

Form S-B

Fee Table, page 0

1.

We note your response to comment 1 and your revised disclosure. Please revise to include a note to the table in the “Calculation of Registration Fee” as to whether or not the registrant has withdrawn the prior registration statement or has terminated or completed any offering that included the unsold securities. Please see Rule 457(p)(5) of Regulation C.

In response to the Staff’s comment, the Government has revised footnote 3 to the fee table on the cover page to clarify that as a result of the expiration of the 2020 Registration Statement (as defined therein), any offering associated therewith has been terminated.

We appreciate the Staff’s assistance in reviewing this response letter. Please direct all questions or comments regarding this letter to me at (202) 551-1927.

Sincerely,

/s/ Alex M. Herman

Alex M. Herman

Paul Hastings LLP

cc:	Dian Black

Ministry of Finance and the Public Service

Government of Jamaica

Alsion Roach Wilson, OD

Consul General of Jamaica in New York

Consulate General of Jamaica